U.S.
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing



                                                  Commission File Number 1-7737
                                                         CUSIP Number 042727107



(Check One):

         (X) Form 10-K and Form 10-KSB ( ) Form 20-F
         ( ) Form 11-K ( ) Form 10-Q and Form 10-QSB
         ( ) Form N-SAR

         For Period Ended: June 27, 1998

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

         For the Transition Period Ended:   _____________________



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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


                                     PART I

                             REGISTRANT INFORMATION




Full Name of Registrant:  Arrow Automotive Industries, Inc.

Former Name if Applicable:

------------------------------------------------------------

Address of Principal Executive
Office (Street and Number):  3 Nabco Avenue

City, State and Zip Code:    Conway, AR 72032-7121




                                     PART II

                             RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (check appropriate box):

         [ ]    (a)      The reasons  described  in  reasonable  detail in
                         Part III of this form could not be eliminated without unreasonable effort or expense;

         [ ]    (b)      The  subject  annual  report on Form 10-K will be
                         filed on or before the 15th calendar day following the prescribed due date; and

         [ ]    (c)      The  accountant's  statement  or  other  exhibit
                         required by Rule 12b-25(c) has been attached, if applicable.


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

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed period:

         In August, 1998, upon termination of its Massachusetts lease, the Registrant relocated its corporate headquarters, including its corporate accounting and financial reporting functions, from Framingham, Massachusetts to Conway, Arkansas. To prepare for such transition, the Registrant (1) hired replacement personnel in Arkansas to supervise and direct the filing of the Form 10-K with the assistance of the Arkansas support staff and (2) entered into stay-put arrangements with existing Massachusetts personnel. Unexpectedly, the Massachusetts personnel left two (2) months earlier than originally anticipated and the Arkansas replacement left three (3) months after beginning work for the Registrant. The effects of these losses were compounded when the Chief Financial Officer became ill in late August/early September and was no longer able to work. It has not yet been determined if and when the CFO will be able to return to work. As a result, the Registrant has not completed its financial statements for the year ended June 27, 1998.


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

                                     PART IV

                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

         Kathaleen M. Carroll-Coelho        617                520-6668
                  (Name)                (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                       [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [ ]  Yes         [ ]  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See attached Exhibit A which is incorporated herein by reference.

                        Arrow Automotive Industries, Inc.
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  September 28, 1998                By: /s/ Kathaleen M. Carroll-Coelho
                                            Kathaleen M. Carroll-Coelho,
                                            Vice President and Controller


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



                                    EXHIBIT A


The Registrant has continued to experience losses in the fourth quarter of 1998. For the reasons stated in Part III above, the results of the fourth quarter have not yet been finalized, and the Registrant is unable to reasonably estimate whether there has been a significant change in results of operations compared to fiscal 1997.










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